FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors
: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah # , C A Carolus, R Dañino*, A R Hill , R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea †
,
C I von Christierson, G M Wilson
† British, Canadian, # Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel            +508 839-1188
Mobile       +857 241-7127
email        Willie.Jacobsz@
               gfexpl.com
Nikki Catrakilis-Wagner
Tel           +27 11 562-9706
Mobile       +27 (0) 83 309-6720
email        Nikki.Catrakilis-Wagner@
               goldfields.co.za
Media Enquiries
Sven Lunsche
Tel           +27 11 562-9763
Mobile       +27 (0) 83 260-9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
GOLD FIELDS MINERAL RESOURCE AND RESERVE
STATEMENT FOR THE SIX MONTHS PERIOD ENDED 31
DECEMBER 2010
Johannesburg, 29 March 2011. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will release its detailed
Mineral Resource and Reserve Statement on Thursday, 14
April 2011.

Management will host a presentation at the time and venue
listed below.
Date:
Thursday, 14 April 2011
Time:
11:00
Venue:
Gold Fields Corporate Office
150 Helen Road, Sandown, Sandton
RSVP:
Kindly confirm attendance with Francie Whitley at:
tel:
+27 11 562-9712 or
email:
franciew@goldfields.co.za

A delayed audio file will be available on the Gold Fields
website www.goldfields.co.za after the presentation.
ends
Notes to editors
About Gold Fields
Gold Fields is the world’s fourth largest gold producer with attributable production of 3.6 million gold equivalent ounces per annum from nine operating mines in Australia, Ghana, Peru and
South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 77 million ounces and Mineral Resources of 225 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 March 2011
GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs